CONFIDENTIAL TREATMENT REQUESTED BY FRESHWORKS INC.: FRSH-0001
Jon C. Avina
T: +1 650 843 5307
javina@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THE LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

September 1, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anna Abramson, Staff Attorney
Jeff Kauten, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Senior Staff Accountant

Re:	Freshworks Inc.
Registration Statement on Form S-1
Filed August 27, 2021
File No.: 333-259118
Ladies and Gentlemen:
On behalf of Freshworks Inc. (the “Company”), we are submitting this letter in response to verbal comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide a supplemental analysis of the Company’s stock-based compensation relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), filed with the Commission on August 27, 2021.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Preliminary Price Range
The Company supplementally advises the Staff that it currently estimates a preliminary price range of [***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of its Class A common stock, resulting in a midpoint of [***] per share (the “Midpoint Price”). The Preliminary Price Range was determined by discussions between the Company and Morgan Stanley & Co LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc., the lead underwriters for the Company’s IPO, on behalf of the underwriters (the “Underwriters”), that took place on August 31, 2021. The Preliminary Price Range does not reflect a 10-for-1 forward stock split that is expected to be approved by the Company’s board of directors (the “Board”) and its stockholders, which will be reflected in the next amendment to the Registration Statement.
Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com
Freshworks Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission September 1, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY FRESHWORKS INC.: FRSH-0001
The Preliminary Price Range has been determined based on a number of factors, including input received from the Company’s “testing the waters meetings” and current conditions in the U.S. equity markets, including the robust reception to the recent initial public offerings of technology companies. In particular, in recent months, there has been a number of high-profile IPOs, including companies that are considered as comparable to the Company. The Price Range does not consider any discount for the current lack of liquidity for both classes of the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.
Equity Grants and Common Stock Valuation
As described in the Company’s letter dated June 25, 2021, responding to the Staff’s comments received by letter dated June 10, 2021 (the “Initial Comment Letter”), for financial reporting purposes, the Company reassessed the Board-determined fair value of the common stock underlying restricted stock units (“RSUs”) granted on April 12, 2021 and May 17, 2021 (collectively, the “Q2 Grants”), taking into account a contemporaneous independent common stock valuation reports (each, a “Valuation Report”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. As such, the fair value of the Company’s common stock on the dates the Q2 Grants were granted was calculated by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to (the Valuation Report dated as of March 31, 2021) and immediately after the date of grant (the Valuation Report dated as of June 30, 2021). The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.
With respect to the RSUs granted on July 7, 2021, August 5, 2021, August 9, 2021 and August 25, 2021 (collectively, the “Q3 Grants”), the Company similarly reassessed the fair value of the common stock by linearly interpolating on a daily basis the increase between the June 30, 2021 Valuation Report and the Midpoint Price.
The Company has included the following chart which reflects the date of the RSU grants, the total number of RSUs granted, and the per share fair value of the Company’s Class A common stock on the date of such RSU grants for accounting purposes. The table below does not reflect the 10-for-1 forward stock split to be approved by the Board and the Company’s stockholders.

Date of Grant	RSUs Granted (pre-stock split basis)	Fair Value Per Share of Underlying Common Stock for Financial Reporting
April 12, 2021	174,533	$158.88
May 17, 2021	939,631	$172.51
July 7, 2021	203,914	$202.12
August 5, 2021	15,000	$253.73
August 9, 2021	45,000	$260.85
August 25, 2021	150,082	$289.32
The Company will update in the next amendment to the Registration Statement the fair values of the Q3 Grants.
Upon the completion of the IPO, outstanding RSUs and performance-based RSUs that have otherwise met the service and other performance conditions will vest, and the Company expects to recognize $65.7 million of related stock-based compensation expense, related to such vested stock, in the quarter ending September 30, 2021. The Company expects the remaining $325.8 million of stock-based compensation expense, related to all outstanding grants as of June 30, 2021, to be amortized over the relevant service period.
Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com
Freshworks Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission September 1, 2021 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY FRESHWORKS INC.: FRSH-0001
Comparison of the July and August 2021 Grant Prices to the Midpoint Price
The Company believes that the primary factors that explain the difference between the Midpoint Price and the fair value of the Company’s Class A common stock used for purposes of measuring the grant date fair value of the Q3 Grants are as follows:
IPO Market Specific Factors
    The valuation considerations for estimating the Midpoint Price information of current conditions in the U.S. equity markets, including increased activity levels for initial public offerings of technology companies despite the relative volatility in the equity markets due to the COVID-19 pandemic and other macroeconomic risks. In particular, the Dow Jones and NASDAQ indices both increased from June 30, 2021 to August 31, 2021 in excess of 700 points and continue to show improvement, and the volume of U.S. technology initial public offerings in 2021 is on pace to set historic records, suggesting a favorable market for companies similar to the Company in executing and completing initial public offerings. Furthermore, the valuations for recent initial public offerings for software companies have increased significantly due to favorable market tailwinds, strong growth, and durable business models. Of note, since September 2020, a number of high-growth technology companies similar to the Company have completed initial public offerings and have realized over 100% increases in trading prices at three months following the applicable initial public offering date relative to their respective initial public offering prices.

Valuation Methodology Specific Factors
    The Midpoint Price assumes with 100% probability that the Company completes an IPO, and all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.
    The Midpoint Price represents a future price for shares of the Company’s Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market. In contrast, the June 30, 2021 Valuation Report valued the common stock using a combination of the probability-weighted expected return method (“PWERM”) and Option-Pricing Method (“OPM”) to allocate equity value under two scenarios: (1) a scenario where the Company successfully completes an initial public offering in the near term (weighted at 75%) and (2) remaining a privately held company (weighted at 25%). Then, a discount for lack of marketability of 9.5% was applied, as the shares were then illiquid and might never become liquid. This illiquidity factor is the primary reason for the difference between the estimated fair values of the Q3 Grants and the Midpoint Price.
In conclusion, the Company respectfully submits that the differences between the Midpoint Price and the grant date fair values of the Q3 Grants are reasonable and that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with the RSU grants are reasonable and appropriate in light of the considerations outlined above.
* * *
Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com
Freshworks Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission September 1, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY FRESHWORKS INC.: FRSH-0001
Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Tyler Sloat, Freshworks Inc.
Pamela Sergeeff, Freshworks Inc.
David Segre, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Bill Hughes, Orrick, Herrington & Sutcliffe LLP
Niki Fang, Orrick, Herrington & Sutcliffe LLP
Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com
Freshworks Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.